UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number 001-40316

VECTIVBIO HOLDING AG

(Exact name of registrant as specified in its charter)

Aeschenvorstadt 36

4051 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

On April 19, 2023, VectivBio Holding AG, or the Company, issued a press release announcing its financial results for the fiscal year ended December 31, 2022. Also on April 19, 2023, the Company made available an updated corporate presentation on its website. Copies of the press release, the 2022 Compensation Report, 2022 Statutory Financial Statements and the corporate presentation are furnished as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4, respectively, to this Report on Form 6-K.

Exhibits

99.1	Press Release dated April 19, 2023

99.2	2022 Compensation Report

99.3	2022 Statutory Financial Statements

99.4	Corporate Presentation dated April 19, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VECTIVBIO HOLDING AG

April 19, 2023	By:	/s/ Luca Santarelli
Luca Santarelli
Chief Executive Officer